# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: InMode Ltd., CIK 0001742692
CUSIP: M5425M103
Title of class of securities: Ordinary Shares, par value NIS 0.01 per ordinary share
Address of issuer's principal executive offices: Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam, Israel (L3), 2069206
Date of event which requires filing of this statement: 03/06/2026
Amends the filing with accession number 0001178913-25-000139
Filed by CIK 0001803068
Persons authorized to receive notices and communications: Anna T. Pinedo, Mayer Brown LLP, 1221 Avenue of the Americas, New York, New York (NY), 10020, (212) 506-2500

## Reporting persons
- Moshe Mizrahy (CIK 0001803068): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF); sole voting power 3,949,226; shared voting power 0; sole dispositive power 3,949,226; shared dispositive power 0; aggregate amount beneficially owned 3,949,226 (6.23% of the class)
  Comment: *This calculation is based on 63,358,750 ordinary shares of the Issuer outstanding as of December 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 0.01 per ordinary share
Name of issuer: InMode Ltd.
Address of issuer's principal executive offices: Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam, Israel (L3), 2069206
Comment: This Amendment No 2. to the Schedule 13D filed on the undersigned by January 16, 2025, as amended by Amendment No.1 thereto filed on March 13, 2025 (as amended, the "Schedule 13D"), is hereby filed to update certain information with respect to the beneficial ownership of Ordinary Shares (the "Shares") of InMode Ltd., an Israeli company (the "Issuer"), by Moshe Mizrahy (the "Reporting Person").

## Signatures
- Moshe Mizrahy: /s/ Moshe Mizrahy, Moshe Mizrahy (03/09/2026)